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[LOGO]  THE ASSOCIATES

NEWS
Media:Joe Stroop             Securities Analysts: (972) 652-7294
     972-652-4743             Investor_relations@afcc.com
     joe_stroop@afcc.com      Shareholders:  1-888-NYSE-AFS


ASSOCIATES FIRST CAPITAL CORPORATION ADOPTS
STOCKHOLDER RIGHTS PLAN



DALLAS (April 8, 1998) Associates First Capital Corporation today announced that its board of directors has adopted a Stockholder Rights Plan. This plan is similar to plans adopted by many public companies and should provide a reasonable means of safeguarding the interests of all stockholders should an effort be made to acquire the company at a price that does not reflect its fair value. Adoption of this rights plan was not a response to any known effort to acquire the company.

     In connection with the adoption of the rights plan, the board declared a dividend of one preferred stock purchase right for each outstanding share of the company's Class A common stock. Each of these rights, which is not currently exercisable, entitles the holder to purchase one-thousandth (1/1000) of a share of the company's newly designated Series A Junior Participating Preferred Stock at an exercise price of $400. In the event that any person acquires 15% or more of the outstanding shares of the company's Class A common stock, each holder of a right (other than the acquirer) will be entitled to receive, upon payment of the exercise price, a number of shares of Class A common stock having a market value equal to two times the exercise price.

    The distribution of the rights will be made on April 20, 1998, payable to stockholders of record at the close of business on that date. The rights will expire on April 13, 2008. The rights distribution is not taxable to stockholders.

Associates First Capital Corporation (NYSE: AFS) is a leading diversified finance company providing consumer and commercial finance, leasing and related services through 2,265 offices in eight countries. Based in Dallas, the company has managed assets of more than $60.1 billion.